Term sheet	Term Sheet to
To prospectus supplement dated July 10, 2007	Prospectus Supplement
Registration Statement No. 333-141475 Dated July 10, 2007 Filed Pursuant to Rule 433

Kendle International Inc.

$175 million 3.375% Convertible Senior Notes due 2012

Final terms and conditions	July 10, 2007

Issuer:	Kendle International Inc. (NASDAQ: KNDL)
The Notes:	3.375% Convertible Senior Notes due 2012
Offering Size:	$175 million
Over-allotment Option:	$25 million (14.3%)
Maturity:	July 15, 2012
Sole Book-running
Manager:	UBS Investment Bank
Issue Price:	100% principal amount
Coupon:

3.375% interest per annum on the principal amount of the notes. Interest will be payable semi-annually in arrears on January 15 and July 15 of each year, starting on January 15, 2008, to holders of record at the close of business on the preceding January 1 and July 1, respectively

Conversion Premium:	32.5%
Initial Conversion Rate:	20.9585
Initial Conversion Price:	Approximately $47.71, priced off the closing price of $36.01 on July 10, 2007
Redemption:	The notes are not redeemable at the Issuer’s option prior to maturity
Investor Put Option:	None
Conversion Rights:

(i)         During any calendar quarter after the calendar quarter ending September 30, 2007, if the closing sale price of KNDL common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

(ii)        during the five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the measurement period; or

(iii) upon the occurrence of certain corporate transactions
The notes may also be surrendered for conversion at any time from, and including, January 1, 2012 until the close of business on the second business day immediately preceding July 15, 2012
Payment Upon Conversion:

Upon conversion, holders will receive, per $1,000 principal amount being converted, a settlement amount that is equal to the sum of the daily settlement amounts for each of the 60 trading days during the cash settlement averaging period. The daily settlement amount for each of these 60 trading days consists of (i) cash equal to the lesser of (a) one-sixtieth of $1,000 and (b) the daily conversion value; and (ii) to the extent the daily conversion value exceeds one-sixtieth of $1,000, a number of shares equal to (a) the excess of the daily conversion value over one-sixtieth of $1,000, divided by (b) the volume-weighted average price per share of KNDL common stock on that trading day. The cash settlement averaging period with respect to any note converted on or after the 65th scheduled trading day prior to the maturity date is the 60 consecutive trading days beginning on, and including, the 62nd scheduled trading day prior to the maturity date; and in all other circumstances, the cash settlement averaging period is the 60 consecutive trading days beginning on, and including, the third trading day following the conversion date. The daily conversion value on a given trading day generally means one-sixtieth of the product of (i) the applicable conversion rate; and (ii) the volume-weighted average price per share of KNDL common stock on that trading day

Conversion Rate Adjustment:

Full dividend protection—Conversion rate adjustment upon cash distributions to all or substantially all holders of KNDL common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations and reclassifications of common stock, distributions of certain rights and warrants, certain distributions of non-cash property and certain tender and exchange offers, all as described in the preliminary prospectus supplement

Put Upon a Fundamental Change:

If a fundamental change occurs, each holder will have the right, at its option, to require KNDL to repurchase for cash all or any portion of the holder’s notes (in integral multiples of $1,000 principal amount) at a price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest

Use of Proceeds:

Kendle estimates that the net proceeds from the sale of notes will be approximately $169.4 million (or approximately $193.6 million if the underwriter fully exercises its option to purchase additional notes), after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by Kendle. Kendle is required to pay at least 75% of the net proceeds of this offering towards the repayment of amounts owed under the term loan under KNDL’s credit agreement. Kendle also intends to use approximately $15.9 million of the note proceeds to pay the net cost of the convertible note hedge and warrant transactions. If the underwriter exercises its option to purchase additional notes, Kendle intends to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes and additional warrants to increase the size of the convertible note hedge transactions. Kendle expects to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment of other indebtedness, working capital and acquisitions or investments in complementary businesses, products or technologies

Ranking:	Senior unsecured
Listing:	KNDL has not applied, and does not intend to apply, for the listing of the notes on any securities exchange
Form:	Registered
Denomination:	$1,000 and integral multiples thereof
Settlement:	DTC
Governing Law:	New York

Kendle International Inc.

$175 million 3.375% Convertible Senior Notes due 2012

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:

If a make-whole fundamental change occurs prior to maturity, the conversion rate will be increased for holders of the notes who surrender their notes for conversion during the period (the “make-whole conversion period”) from, and including, the 30th day before the originally announced anticipated effective date of the make-whole fundamental change to, and including, the 40th business day after the actual effective date (or, if the make-whole fundamental change also constitutes a fundamental change, to, and including, the fundamental change repurchase date) by an amount set forth in the table below.

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are surrendered for conversion during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the notes.

	Number of additional shares (per $1,000 principal amount of notes)

	Effective Date
Applicable Price	July 10, 2007	July 15, 2008	July 15, 2009	July 15, 2010	July 15, 2011	July 15, 2012
$36.01	6.8116	6.8116	6.8116	6.8116	6.8116	6.8116
$40.00	6.0175	5.7739	5.4358	5.0276	4.4836	4.0415
$45.00	4.8264	4.5281	4.1224	3.6057	2.8556	1.2637
$50.00	3.9588	3.6366	3.2047	2.6468	1.8266	—
$55.00	3.3099	2.9825	2.5494	1.9909	1.1847	—
$60.00	2.8134	2.4917	2.0718	1.5357	0.7875	—
$65.00	2.4258	2.1162	1.7171	1.2149	0.5424	—
$70.00	2.1177	1.8234	1.4489	0.9851	0.3908	—
$75.00	1.8688	1.5914	1.2424	0.8178	0.2960	—
$80.00	1.6648	1.4046	1.0809	0.6936	0.2357	—
$85.00	1.4954	1.2521	0.9525	0.5997	0.1964	—
$90.00	1.3529	1.1258	0.8488	0.5273	0.1697	—
$95.00	1.2319	1.0201	0.7638	0.4703	0.1509	—
$100.00	1.1279	0.9304	0.6932	0.4247	0.1369	—
$105.00	1.0379	0.8536	0.6338	0.3873	0.1261	—

If the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, KNDL will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable.

In addition, if the actual applicable price is greater than $105.00 per share (subject to adjustment), KNDL will not increase the conversion rate in connection with that make-whole fundamental change. If the actual applicable price is less than $36.01 per share (subject to adjustment), KNDL will not increase the conversion rate in connection with that make-whole fundamental change.

However, KNDL will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 27.7701 shares per $1,000 principal amount. KNDL will adjust this maximum conversion rate in the same manner in which, and for the same events for which, KNDL must adjust the conversion rate.

Convertible Note Hedge and Warrant Transactions:

In connection with this offering, KNDL intends to enter into convertible note hedge and warrant transactions. Kendle expects these transactions to reduce, but not eliminate, the potential dilution upon conversion of the notes

Pricing Date:	July 10, 2007, after market close
Trade Date:	July 11, 2007
Settlement Date:	July 16, 2007
Security Codes:	CUSIP: 48880L AA5 ISIN: US48880LAA52

The issuer has filed a registration statement (including a base prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying base prospectus if you request it by calling toll-free (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.

Issued by UBS Securities LLC. Distributed outside of the US by UBS Limited (regulated by the Financial Services Authority) or another affiliate of UBS Securities. Distributed in the UK to persons who are not private customers. Purchase of the notes is subject to and should be read in conjunction with the terms and conditions of the notes. UBS AG and/or any other member of the UBS AG Group may have executed or may effect own account transactions in this investment or any related investment

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.